[OMM LETTERHEAD]

June 14, 2011

BY EDGAR AND BY FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds
Assistant Director

Re:	Francesca’s Holdings Corporation
Amendment No. 2 to Form S-1
File Number 333-173581

Dear Mr. Reynolds:

Set forth below are the responses of Francesca’s Holdings Corporation, a Delaware corporation (the “Company”) to the comment letter of the staff (the “Staff”) with respect to the above referenced registration statement on Form S-1 (as amended on May 24, 2011, the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 2 to the Registration Statement (“Amendment No. 2”), as filed with the Securities and Exchange Commission (the “Commission”), which has been marked to indicate the changes made to Amendment No. 1 to the Registration Statement filed on May 24, 2011. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. Caption references and page numbers refer to the captions and pages contained in Amendment No. 2 unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

Use of Proceeds, page 40

1.	We partially reissue comment 10 of our letter dated May 16, 2011. Please clearly disclose the amount of proceeds that will be used to repay amounts outstanding under the existing credit facility to the affiliates of the underwriters on an aggregate basis, in addition to the individual disclosure.

In response to the Staff’s comment, the Company has revised its disclosure on page 40. The Company respectfully advises the Staff that because affiliates of the underwriters are the lenders under its existing senior secured credit facility, all of the net proceeds which the Company receives from this offering will be paid to one or more of these affiliates in connection with the repayment of the Company’s existing senior secured credit facility.

Management’s Discussion and Analysis, page 49

2.	We note your response to comment 21 of our letter dated May 16, 2011, and we reissue it in part. Your revised disclosure on page 62 provides an estimated range of $13.5 million to $14.3 million for capital expenditures needed to open 75 new boutiques in 2011, but does not appear reflect your estimated tenant allowances. Please revise to clarify the timing of your expected tenant allowances and whether they affect the amount of capital needed to open your new boutiques in 2011. Also, please discuss the reasons for the increase from the $155,000 cost in your new boutique operating model and the $170,000 average cost in 2010 and the current estimate for average cost in 2011 of between $180,000 and $190,000. Clarify whether you expect these costs to continue to increase in the future years and whether this will impact your expansion plans and pay back and return on net investment calculations. We also note the revised figures on page 62 are also inconsistent with pages 50 and 83. Please reconcile.

Securities and Exchange Commission

Division of Corporation Finance

June 14, 2011

In response to the Staff’s comment, the Company has revised its disclosure on pages 51, 66, and 91. By way of clarification, the Company respectfully advises the Staff that the $155,000 cost in its new boutique operating model (which amount has been updated to $156,000 in Amendment No. 2) and the $170,000 average cost in 2010 are not comparable. The $155,000 amount in the new boutique operating model (which amount has been updated to $156,000 in Amendment No. 2) consists of estimated build-out costs, net of tenant allowances, and opening inventory ($45,000 of opening inventory, $180,000 of build-out costs (which amount has been updated to $181,000 in Amendment No. 2), less $70,000 of tenant allowances). The $170,000 average cost in 2010 consists of boutique opening costs, exclusive of the costs of opening inventory and tenant allowances. Based on costs incurred in connection with opening the 42 new boutiques that the Company opened in the thirteen weeks ended April 30, 2011, the Company expects that average new boutique opening costs in 2011, exclusive of the costs of opening inventory and tenant allowances, will be approximately $181,000, while the average opening inventory cost and tenant allowance will remain the same as in 2010 ($45,000 and $70,000, respectively). On average that represents a cost increase of $11,000 per new boutique. The Company has revised its disclosure for consistency where the costs of new boutiques are presented and to describe the reasons for the cost increase.

Liquidity and Capital Resources, page 60

3.	We note in your response to comment 20 of our letter dated May 16, 2011 that you revised page 62 to include an assessment of your ability to meet your long term cash needs; however we could not locate your revised disclosure. Please further revise to include such disclosure or tell us where it is located.

In response to the Staff’s comment, the Company has revised its disclosure on page 66. In addition, the Company respectfully advises the Staff that a revision was previously made under “Investing Activities” on page 62 of Amendment No. 1 to the Registration Statement. However, the Company has further revised its disclosure on page 66 to more fully describe its assessment of the adequacy of its cash flow from operations, tenant allowances and borrowing under either the existing senior secured credit facility or the new revolving credit facility to fund the Company’s capital spending plans.

Investing Activities, page 62

4.	We note that the average cost of the leasehold improvements, furniture and fixtures for new boutiques opened in fiscal year 2010 was $170,000 exclusive of tenant allowances. We further note that you anticipate that the average cost of leasehold improvements, furniture and fixtures for new boutiques planned to open in fiscal year 2011 will be approximately $180,000 - $190,000 per boutique, before tenant allowances of $70,000 to $80,000. It appears to us that you expect the average cost for new boutiques to be significantly less in fiscal 2011 compared to fiscal 2010. Please confirm our understanding and, if so, revise to disclose the reason(s) for the average cost decrease and the expected impact on your liquidity or capital resources.

Securities and Exchange Commission

Division of Corporation Finance

June 14, 2011

In response to the Staff’s comment, the Company has revised its disclosure on pages 51, 66, and 91. As described in the Company’s response to the Staff’s comment #2 above, the Company has revised its disclosure to clarify its expected cost to open a new boutique in fiscal year 2011 and to explain the reasons for the differences between its expected cost per new boutique in fiscal year 2011 and the historical average cost to open a new boutique in fiscal year 2010.

Existing Senior Secured Credit Facility, page 63

5.	We partially reissue comment 22 of our letter dated May 16, 2011. Please provide a more detailed discussion of the material terms of the existing credit facility, since there is no guarantee the company will repay the entire existing credit facility. For instance, clarify that the financial ratios on page 64 decrease over the term of the credit facility. In addition, please disclose the company’s ratios as of the most recent financial statements.

In response to the Staff’s comment, the Company has revised its disclosure on pages 68, 69, and 70.

New Revolving Credit Facility, page 65

6.	We note that the names of parties who unconditionally guarantee of all obligations under the new revolving credit facility are left blank on the second paragraph of page 66. Please confirm to us that you will include such disclosure in a future amendment.

In response to the Staff’s comments, the Company respectfully advises the Staff that the disclosure on page 71 states that the new revolving credit facility will be guaranteed by Francesca’s LLC (referred to as “Parent”) and each of Francesca’s Collections’ existing and future direct and indirect wholly owned domestic subsidiaries. Additionally, the Company has revised its disclosure on page 71 to clarify that it does not anticipate that there will be any subsidiary guarantors as of the closing for the new revolving credit facility because Francesca’s Collections does not currently have any subsidiaries and does not intend to create any new subsidiaries prior to the closing for the new revolving credit facility.

Stock-based Compensation, page 69

7.	We note your revised stock-based compensation disclosures in response to comment 23 and 24 of our letter dated Mary 16, 2011. Please revise to further describe the methodologies used in determining the fair value of the underlying common stock for the April 2008, October 5, 2009, March 2010, May 2010, and July 2010 grants. In this regard, we note that you disclose the factors that were specifically considered at each grant date without describing the methodologies used in the underlying valuation analyses. Also disclose the qualitative factors considered in determining the 41% and 44% marketability discounts used for the January 31, 2009 and October 31, 2009 third-party valuation studies, respectively.

Securities and Exchange Commission

Division of Corporation Finance

June 14, 2011

In response to the Staff’s comment, the Company has revised its disclosure on pages 75 to 78.

8.	Please revise to further describe the changes in assumptions or intervening events that occurred between the following dates and how they impacted the per share value:

a.	April 2007 BGCP acquisition ($1.43 per share) and January 31, 2009 valuation study ($0.34 per share),

b.	January 31, 2009 valuation study ($0.34 per share) and October 31, 2009 valuation study ($3.01 per share), and

c.	October 31, 2009 valuation study ($3.01 per share) and February 2010 CCMP acquisition ($6.13 per share).

In response to the Staff’s comment, the Company has revised its disclosure on pages 76 and 77 to address comments 8(a) and 8(b) and on page 79 to address comment 8(c).

9.	In addition, to the extent that the estimated IPO price is substantially in excess of the December 2010 per share price of $10.19 also discuss the significant factors contributing to the difference.

The Company respectfully advises the Staff that a price range for the offering has not yet been determined and that an estimated IPO price is not yet available. Once a price range has been determined, if the estimated IPO price does in fact exceed the December 2010 per share price, the Company will advise the Staff of the significant factors contributing to the difference.

10.	We note on page 70 that you have granted options to acquire 1,006,000 shares of your common stock under the 2007 plan. Please tell us the grant date(s) and exercise prices of the remaining options to acquire 500,000 shares that are not disclosed.

The Company respectfully advises the Staff that the Company granted options to acquire 100,000 shares of its common stock in July of 2007 at an exercise price of $1.43 per share. The exercise price for this grant equaled the per share price paid in the BGCP Acquisition in April 2007. No adjustment to the exercise price was made for lack of marketability discount.

In October of 2007, the Company granted options to acquire 400,000 shares of its common stock at an exercise price of $1.43 per share. The exercise price for this grant equaled the per share price paid in the BGCP Acquisition in April 2007. No adjustment to the exercise price was made for lack of marketability discount.

Securities and Exchange Commission

Division of Corporation Finance

June 14, 2011

Business, page 76

11.	We note your response to comment 26 of our letter dated May 16, 2011, and we reissue it in part. Please revise to provide a brief description of the indemnification rights in the Stockholders’ Agreement that will survive of the completion of this offering.

In response to the Staff’s comment, the Company has revised its disclosure on page 130.

12.	We note your response to comment 29 of our letter dated May 16, 2011, and we reissue it in part. Please revise to clarify what you mean by “KJK assists us in the design and sourcing of apparel items,” as disclosed on page 81. It is unclear whether you purchase apparel items from KJK Trading or if they act as a broker or agent with other vendors.

In response to the Staff’s comment, the Company has revised its disclosure on page 89. The Company respectfully advises the Staff that KJK Trading is not the Company’s broker or agent for sourcing purposes or otherwise.

13.	We reissue comment 30 of our letter dated May 16, 2011. Please revise to clarify the basis for your belief that your new boutiques will have similar economics as your recent history of delivering first year returns in excess of 150% and paybacks in less than one year. In particular, please discuss how your rapid growth plans affect your boutique economics as the market becomes more saturated with retail stores and products. Also, please address whether your anticipated tenant allowances are sustainable over the long term.

In response to the Staff’s comment, the Company has revised its disclosure on page 86.

14.	We note your response to comment 32 of our letter dated May 16, 2011, and we reissue it in part. Please revise this section to clarify what you mean by a “Non-Mall” location. In addition, please discuss in this section any risks associated with the locations of stores.

In response to the Staff’s comment, the Company has revised its disclosure (historical information table) on pages 91 and 92.

15.	We note your responses to comments 34 and 35 of our letter dated May 16, 2011, and we reissue them in part. Please revise to provide a more detailed description of the competitive conditions or competitors in your various product categories.

In response to the Staff’s comment, the Company has revised its disclosure on page 94.

Management, page 88

16.	We partially reissue comment 37 of our letter dated May 16, 2011. Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. De Merritt and Gill should serve on your board, in light of your business and structure, as required by Item 401(e) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 96 and 97.

Securities and Exchange Commission

Division of Corporation Finance

June 14, 2011

17.	We note your response to comment 38 of our letter dated May 16, 2011, and we reissue it in part. Please revise to clarify in your management section that your management is not required to offer business opportunities to the Company of which they become aware pursuant to the terms of the amended and restated certificate of incorporation. In addition, please revise to clarify the extent of the risk that CCMP or any member of management may pursue an investment opportunity contrary to the interests of or in competition with Francesca. For example, please clarify whether CCMP has any other retail portfolio company that may compete with the Company for any investment opportunity.

In response to the Staff’s comment, the Company has revised its disclosure on pages 36 and 102. The Company respectfully advises the Staff that the provisions of the amended and restated certificate of incorporation relating to corporate opportunities apply only to CCMP and its affiliates and do not apply to management.

Certain Relationships and Related Party Transactions, page 121

18.	We note your response to comment 47 of our letter dated May 16, 2011, and we reissue it in part. Your revised disclosure on page 124 references approval of related party transactions by your audit committee, which is inconsistent with your disclosure in the last sentence of page 93. Please revise to reconcile.

In response to the Staff’s comment, the Company has revised its disclosure on page 100.

Exhibits

19.	We partially reissue comment 59 of our letter dated May 16, 2011. Please file exhibit 10.2 in its entirety. To the extent that the exhibits were delivered in final form, rather than a form of the agreement, such as the perfection certificate, please file in the complete format or advise. In addition, Schedule 3.1(a) refers to documents that are not filed with this exhibit. Please file in its entirety or advise. We also note that exhibit 10.23 has not been filed in its entirety.

The Company acknowledges the Staff’s comment with respect to Exhibit 10.2 and respectfully advises the Staff that the filed Exhibit 10.2 includes all of the exhibits and schedules referenced in the credit agreement and that are part of the credit agreement. The Company has filed such exhibits and schedules in their final form. The Company respectfully advises the Staff that Schedule 3.1(a) is a closing checklist, the function of which under the credit agreement is to list all documents and instruments the delivery of which was a condition precedent to the closing of the credit agreement. While some of the documents referenced in the closing checklist are either in and of themselves material agreements or form a part of the credit agreement in a manner that affects the rights and obligations of the parties under the credit agreement, the closing checklist also lists many documents that were part of the mechanics of closing and in any event do not affect the rights or obligations of the Company and its subsidiaries under the credit agreement and are not in and of themselves material agreements. The Company respectfully advises the Staff that any documents listed in Schedule 3.1(a) that either form a part of the credit agreement in a manner that affects the rights and obligations of the parties under the credit agreement or are in and of themselves material agreements have been filed.

In response to the Staff’s comment with respect to Exhibit 10.23, the Company has re-filed Exhibit 10.23 in its entirety.

Securities and Exchange Commission

Division of Corporation Finance

June 14, 2011

20.	Please file your lender commitment letter and term sheet as an exhibit.

In response to the Staff’s comment, the Company has filed the lender commitment letter and term sheet as Exhibit 10.26.

Index to Consolidated Financial Statements, page F-1

21.	Please update your financial statements, as applicable, pursuant to Rule 3-12 of Regulation S-X.

The Company respectfully advises the Staff that the Company has updated its financial statements pursuant to Rule 3-12 of Regulation S-X to include financial data for quarter ended April 30, 2011.

If you have any questions regarding this Amendment No. 2 or the responses contained in this letter, please call the undersigned at (212) 408-2456.

Sincerely,

/s/ Sung Pak
Sung Pak of O’Melveny & Myers LLP

CC:	Securities and Exchange Commission

Steve Lo

John Archfield

Edwin Kim

Pamela Howell

Francesca’s Holdings Corporation

John De Meritt

Kal Malik